
June 25, 2024

Justin M. Hall
Chief Executive Officer and General Counsel
NovaBay Pharmaceuticals, Inc.
2000 Powell Street, Suite 1150
Emeryville, CA 94608

> **Re: NovaBay Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 20, 2024**
> **File No. 333-280363**

Dear Justin M. Hall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences